Exhibit 3.10

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

SERIES AA, NON-TRANSFERRABLE, SUPER VOTING, PREFERRED

STOCK OF SPECTRASCIENCE, INC.

SpectraScience, Inc., a Minnesota corporation (the “Corporation”), DOES HEREBY CERTIFY:

Pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation the following resolutions were adopted on April 15, 2016:

WHEREAS, the Corporation has 50,000,000 authorized, but undesignated, shares of capital stock of the Corporation, and

WHEREAS, the Amended and Restated Articles of Incorporation, dated August 25, 2014, grants to the Board of Directors of the Corporation the authority to designate new series of capital stock, and

WHEREAS, the Corporation has an estimated 3,500 shareholders, many of whom hold shares in street names, and

WHEREAS, the Corporation has found it extremely difficult, time consuming and costly to obtain sufficient shareholder votes to conduct the business of the Corporation,

NOW THEREFORE IT IS RESOLVED:

A new series of super preferred voting stock of the Corporation be, and it hereby is, created out of the undesignated shares to be designated Series AA Super Voting Preferred Stock (the “Series AA Super Voting Preferred Stock”), to consist of 3,000 shares, which shall have the following preferences, powers, designations and other special rights:

1. Voting.

Holders of the Series AA Super Voting Preferred Stock shall have One Million (1,000,000) times that number of votes on all matters submitted to the shareholders that is equal to the number of shares of Common Stock (rounded to the nearest whole number), at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of such shareholders is affected. A holder of the Series AA Super Voting Preferred Stock shall vote together with the holders of Common Stock as a single class upon all matters submitted to the Common Stock shareholders, with the exception of election of members of the Board of Directors.

2. Dividends.

The holders of Series AA Super Voting Preferred Stock of the Corporation shall not be entitled to receive dividends paid on the Corporation’s Common Stock.

3. No Liquidation Preference.

Upon liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the holders of the Series AA Super Voting Preferred Stock then outstanding shall not be entitled to receive out of the assets of the Corporation, whether from capital or earnings available for distribution, any amounts which will be otherwise available to and distributed to the Common Stockholders.

4. No Conversion.

The shares of Series AA Super Voting Preferred Stock will not be convertible into the shares of the Corporation’s Common Stock.

5. Vote to Change the Terms of or Issuance of Series AA Super Voting Preferred Stock. The affirmative vote at a meeting duly called for such purpose, or written consent without a meeting, of the holders of not less than fifty-one (51%) of the then outstanding shares of Series AA Super Voting Preferred Stock shall be required for (i) any change to the Corporation’s Articles of Incorporation that would amend, alter, change or repeal any of the voting powers, preferences, limitations or relative rights of the Series AA Super Voting Preferred Stock, or (ii) any issuance of additional shares of Series AA Super Voting Preferred Stock.

6. Notices.

In case at any time:

(a) the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights; or

(b) there shall be any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation’s assets to another Person or other transaction in each case, which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, referred to herein as an “Organic Change”;

then, in any one or more of such cases, the Corporation shall give, by first class mail, postage prepaid, or by facsimile or by recognized overnight delivery service to non-U.S. residents, addressed to the Registered Holders of the Series AA Super Voting Preferred Stock at the address of each such Holder as shown on the books of the Corporation, (i) at least twenty (20) Trading Days prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such subscription rights or for determining rights to vote in respect of any such Organic Change and (ii) in the case of any such Organic Change, at least twenty (20) Trading Days’ prior written notice of the date when the same shall take place.

7. Record Owner.

The Corporation may deem the person(s) in whose name shares of Series AA Super Voting Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat them as, the absolute owners of the Series AA Super Voting Preferred Stock for all purposes, and the Corporation shall not be affected by any notice to the contrary. There is no right of transfer.

8. Repurchase by the Corporation.

The Corporation shall repurchase at par value all the Series AA Super Voting Preferred Stock from any holder or group of holders upon a vote by the majority of the Board of Directors.

IT WAS FURTHER RESOLVED, that

WHEREAS, the common stock of the Corporation has been recently trading at an average price of $0.004 per share,

WHEREAS, the AA Super Voting Preferred Stock has limitations compared to Common Stock of the Corporation in that it is not transferrable, not convertible into Common Stock, and may be repurchased by the Corporation, and

WHEREAS, the AA Super Voting Preferred Stock would have a much lower value than the Common Stock due to its limitations

THEREFORE, IT WAS RESOLVED,

The Purchase Price of the AA Super Voting Preferred Stock be set at a fair market value of $0.001, and

That the Par Value of the AA Super Voting Preferred Stock be established at $0.001 per share.

IN WITNESS WHEREOF, the undersigned Chairman and Chief Executive Officer on behalf of the Corporation do hereby declare and certify that this is the act and deed of the Corporation and accordingly have signed this Certificate of Designations as of April 15, 2016.

By:	/s/ Mark M. McWilliams
Name:	Mark M. McWilliams
Title:	Chairman

By:	/s/ Michael P. Oliver
Name:	Michael P. Oliver
Title:	Chief Executive Officer